April 25, 2012

VIA EDGAR

Patrick Gilmore,

Accounting Branch Chief

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	VeriFone Systems, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2011

Filed December 23, 2011

Form 8-K/A filed August 10, 2011

Form 8-K/A filed March 19, 2012

File No. 001-32465

Dear Mr. Gilmore:

This letter confirms that the Company plans to submit its response by May 4, 2012 to the Staff’s comment letter of April 2, 2012. We appreciate the Staff’s accommodation of our extension request.

Very truly yours,

/s/ Albert Liu

Albert Liu

EVP, Corporate Development & General Counsel

VeriFone Systems, Inc.

cc:	Jaime John, Staff Accountant

Christine Davis, Assistant Chief Accountant

(Securities and Exchange Commission)

Douglas G. Bergeron, Chief Executive Officer

Robert Dykes, EVP and Chief Financial Officer

(VeriFone Systems, Inc.)